Tuniu Corporation

Tuniu Building No. 32

Suningdadao, Xuanwu District

Nanjing, Jiangsu Province 210042

People’s Republic of China

February 7, 2023

VIA EDGAR

Ms. Jennifer O'Brien

Ms. Shannon Buskirk

Division of Corporation Finance

Office of Energy & Transportation

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Tuniu Corporation (the “Company”)
Form 20-F for the Fiscal Year Ended December 31, 2021
Filed on April 29, 2022 (File No. 001-36430)

Dear Ms. O'Brien and Ms. Buskirk,

This letter sets forth the Company’s responses to the comments contained in the letter dated January 19, 2023 from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) regarding the Company’s annual report on Form 20-F for the fiscal year ended December 31, 2021 filed with the Commission on April 29, 2022 (the “2021 Form 20-F”) and the Company’s response letters submitted on September 27, 2022, November 16, 2022 and December 28, 2022, respectively. The Staff’s comments are repeated below in bold and are followed by the Company’s responses thereto. All capitalized terms used but not defined in this letter shall have the meaning ascribed to such terms in the 2021 Form 20-F.

Form 20-F for the Fiscal Year Ended December 31, 2021

Item 3. Key Information

Cash Flows through Our Organization, page 4

1.	Your discussion of limitations on cash transfers appears to be limited to the PRC. Given that at least one of the entities in your corporate structure, as per disclosure on page F-9, was formed under Hong Kong law, please revise to also discuss limitations applicable to Hong Kong and Macau.

The Company respectfully submits to the Staff that there is not equivalent or similar restriction or limitation in Hong Kong or Macau on cash transfers in, or out of, Hong Kong entities as of the date hereof, and undertakes to closely monitor any update of such restriction or limitation in Hong Kong and Macau in the future and make appropriate disclosures accordingly. The Company also respectfully proposes to revise the referenced disclosure as follows in Item 3 of its future Form 20-F filings (with deletions shown as strike-through and additions underlined), subject to updates and adjustments to be made in connection with any material development of the subject matter being disclosed. The bold text is added on top of the proposed disclosure in the Company’s prior response:

Division of Corporation Finance

Office of Energy & Transportation

Securities and Exchange Commission

February 7, 2023

Cash Flows through Our Organization

…

Under PRC laws and regulations, our PRC subsidiaries and VIE are subject to certain restrictions with respect to paying dividends or otherwise transferring any of their net assets to us. Remittance of dividends by a wholly foreign-owned enterprise out of China is also subject to examination by the banks designated by State Administration of Foreign Exchange, or the SAFE. Our PRC subsidiaries have not paid dividends and will not be able to pay dividends until they generates accumulated profits and meets the requirements for statutory reserve funds. Furthermore, cash transfers from our PRC subsidiaries and the consolidated affiliated entities to entities outside of mainland China are subject to PRC governmental control on currency conversion. As a result, the funds in our PRC subsidiaries or the consolidated affiliated entities in mainland China may not be available to fund operations or for other use outside of mainland China due to the interventions in, or the imposition of restrictions and limitations on, the ability of our holding company, our subsidiaries, or the consolidated affiliated entities by the PRC government on such currency conversion. As of the date of this annual report, there is not equivalent or similar restriction or limitation in Hong Kong or Macau on cash transfers in, or out of, our Hong Kong entities. However, if certain restrictions or limitations in mainland China were to become applicable to cash transfers in and out of Hong Kong entities in the future, the funds in our Hong Kong entities may not be available to fund operations or for other use outside of Hong Kong. For risks relating to the fund flows of our operations in China, see “Item 3. Key Information—Risk Factors—Risks Related to Doing Business in China—Our subsidiaries and the consolidated affiliated entities in China are subject to restrictions on paying dividends or making other payments to our holding company, which may restrict our ability to satisfy our liquidity requirements~~.~~” and “Item 3. Key Information—Risk Factors—Risks Related to Doing Business in China—PRC regulation of direct investment and loans by offshore holding companies to PRC entities and governmental control of currency conversion may delay or limit us from using the proceeds of our financing activities, or making additional capital contributions or loans to our PRC subsidiaries and the consolidated affiliated entities, which could materially and adversely affect our liquidity and our ability to fund and expand our business.”

Our subsidiaries and the consolidated affiliated entities in China are subject to restrictions on paying dividends or making other payments to our holding company, which may restrict our ability to satisfy our liquidity requirements.

Division of Corporation Finance

Office of Energy & Transportation

Securities and Exchange Commission

February 7, 2023

We are a holding company incorporated in the Cayman Islands. We may need dividends and other distributions on equity from our PRC subsidiaries to satisfy our liquidity requirements. Current PRC regulations permit our PRC subsidiaries to pay dividends to us only out of their accumulated profits, if any, as determined in accordance with PRC accounting standards and regulations. In addition, our PRC subsidiaries are required to set aside at least 10% of their respective accumulated profits each year, if any, to fund certain reserve funds until the total amount set aside reaches 50% of their respective registered capital. Our PRC subsidiaries may also allocate a portion of its after-tax profits based on PRC accounting standards to employee welfare and bonus funds at their discretion. These reserves are not distributable as cash dividends. Furthermore, if our PRC subsidiaries incur debt on their own behalf in the future, the instruments governing the debt may restrict their ability to pay dividends or make other payments to us. In addition, the PRC tax authorities may require us to adjust our taxable income under the contractual arrangements among Beijing Tuniu, Nanjing Tuniu and the shareholders of Nanjing Tuniu in a manner that would materially and adversely affect Beijing Tuniu’s ability to pay dividends and other distributions to us. Any limitation on the ability of our subsidiaries to distribute dividends to us or on the ability of Nanjing Tuniu to make payments to us may restrict our ability to satisfy our liquidity requirements. The funds in our PRC subsidiaries or the consolidated affiliated entities in mainland China may not be available to fund operations or for other use outside of mainland China due to the interventions in, or the imposition of restrictions and limitations on, the ability of our holding company, our subsidiaries, or the consolidated affiliated entities by the PRC government on cash transfers. Although currently there are not equivalent or similar restrictions or limitations in Hong Kong or Macau on cash transfers in, or out of, our Hong Kong entities, if certain restrictions or limitations in mainland China were to become applicable to cash transfers in and out of Hong Kong entities in the future, the funds in our Hong Kong entities, likewise, may not be available to fund operations or for other use outside of Hong Kong.

PRC regulation of direct investment and loans by offshore holding companies to PRC entities and governmental control of currency conversion may delay or limit us from using the proceeds of our financing activities, or making additional capital contributions or loans to our PRC subsidiaries and the consolidated affiliated entities, which could materially and adversely affect our liquidity and our ability to fund and expand our business.

Division of Corporation Finance

Office of Energy & Transportation

Securities and Exchange Commission

February 7, 2023

…

In August 2008, SAFE promulgated a SAFE Circular 142 regulating the conversion by a foreign-invested enterprise of foreign currency registered capital into Renminbi by restricting how the converted Renminbi may be used. SAFE Circular 142 provides that the Renminbi capital converted from foreign currency registered capital of a foreign-invested enterprise may only be used for purposes within the business scope approved by the applicable government authority and unless otherwise provided by law, such Renminbi capital may not be used for equity investments in the PRC. Although on July 4, 2014, the SAFE issued the Circular of the SAFE on Relevant Issues Concerning the Pilot Reform in Certain Areas of the Administrative Method of the Conversion of Foreign Exchange Funds by Foreign-invested Enterprises, or SAFE Circular 36, which launched a pilot reform of the administration of the settlement of the foreign exchange capitals of foreign-invested enterprises in certain designated areas from August 4, 2014 and some of the restrictions under SAFE Circular 142 will not apply to the settlement of the foreign exchange capitals of the foreign-invested enterprises established within the designated areas and such enterprises are allowed to use its Renminbi capital converted from foreign exchange capitals to make equity investments, our PRC subsidiary is not established within the designated areas. On March 30, 2015, SAFE promulgated Circular 19, to expand the reform nationwide. Circular 19 came into force and replaced both Circular 142 and Circular 36 on June 1, 2015. Circular 19 allows foreign-invested enterprises to make equity investments by using Renminbi funds converted from foreign exchange capital. However, Circular 19 continues to prohibit foreign-invested enterprises from, among other things, using Renminbi funds converted from its foreign exchange capital for expenditure beyond its business scope, providing entrusted loans or repaying loans between non-financial enterprises. In June 2016, SAFE promulgated Notice on Reforming and Standardizing the Administrative Provisions on Capital Account Foreign Exchange Settlement which further stipulates that foreign-invested enterprises shall not use Renminbi funds converted from foreign exchange capital for providing loans to non-affiliated enterprises, except as otherwise expressly permitted under its business scope. In addition, SAFE strengthened its oversight of the flow and use of the Renminbi capital converted from foreign currency registered capital of a foreign-invested company. The business scopes of Beijing Tuniu and Tuniu (Nanjing) Information Technology Co., Ltd., or Tuniu Nanjing Information Technology, include research and development of computer software, network information technology products, computer application systems, e-commerce systems, network security systems and computer system integration; technology services, consulting and transfers; sales of self-developed products; investment consulting; business information consulting; and conference services and public relations advice. Beijing Tuniu and Tuniu Nanjing Information Technology may only use Renminbi converted from foreign exchange capital contribution for activities within their respective approved business scope. In addition, the use of such Renminbi capital may not be altered without SAFE approval, and such Renminbi capital may not in any case be used to repay Renminbi loans if the proceeds of such loans have not been used. Violations of these Circulars could result in severe monetary or other penalties. If we convert the net proceeds we receive from our financing activities, such as our private placement into Renminbi pursuant to these Circulars, our use of Renminbi funds for general corporate purposes must be within the business scopes of our PRC subsidiaries. Although currently there are not equivalent or similar restrictions or limitations in Hong Kong or Macau on cash transfers in, or out of, our Hong Kong entities (including currency conversion), if certain restrictions or limitations in mainland China were to become applicable to cash transfers in and out of Hong Kong entities (including currency conversion) in the future, the funds in our Hong Kong entities, likewise, may not be available to meet our currency demand.

…

Division of Corporation Finance

Office of Energy & Transportation

Securities and Exchange Commission

February 7, 2023

2.	We have considered your response to prior comment 1 and continue to believe that revised disclosure is necessary. Please revise to discuss any restrictions, limitations, rules, or regulations under Hong Kong and Macau law that are commensurate to those of the PRC.

In response to the Staff’s comment, the Company respectfully proposes to revise the referenced disclosure as follows in Item 3 of its future Form 20-F filings (with additions underlined), subject to updates and adjustments to be made in connection with any material development of the subject matter being disclosed. The bold text is added on top of the proposed disclosure in the Company’s prior response:

Our Holding Company Structure and Contractual Arrangements with the VIE

…

Risks and uncertainties arising from the legal system in China, including risks and uncertainties regarding the enforcement of laws and quickly evolving rules and regulations in China, could result in a material adverse change in our operations and the value of our ADSs. With respect to the legal risks associated with being based in and having operations in mainland China, the laws, regulations and the discretion of mainland China governmental authorities discussed in this annual report are expected to apply to mainland China entities and businesses, rather than entities or businesses in Hong Kong and Macau which operate under different sets of laws from mainland China. As of the date of this annual report, regulatory actions related to data security or anti-monopoly concerns in Hong Kong and Macau do not have a material impact on our ability to conduct business, accept foreign investment in the future or continue to list on a United States stock exchange. However, the PRC government may intervene or influence our operations in Hong Kong and Macau at any time and new regulatory actions related to data security or anti-monopoly concerns in Hong Kong or Macau may be taken in the future, which may have a material impact on our ability to conduct business, accept foreign investment or continue to list on a United States stock exchange. For more details, see “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—Uncertainties in the interpretation and enforcement of PRC laws and regulations could limit the legal protections available to you and us.” These risks could result in a material adverse change in our operations and the value of our ADSs, significantly limit or completely hinder our ability to continue to offer securities to investors, or cause the value of such securities to significantly decline or be worthless. For a detailed description of risks related to doing business in China, see “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China.”

The PRC government’s significant oversight over our business operation could result in a material adverse change in our operations and the value of our ADSs.

Division of Corporation Finance

Office of Energy & Transportation

Securities and Exchange Commission

February 7, 2023

We conduct our business in China. Our operations in China are governed by PRC laws and regulations. The PRC government has significant oversight over the conduct of our business, and may intervene or influence our operations as the government deems appropriate to advance regulatory and societal goals and policy positions. The PRC government has recently published new policies that significantly affected certain industries and we cannot rule out the possibility that it will in the future release regulations or policies that directly or indirectly affect our industry or require us to seek additional permission to continue our operations, which could result in a material adverse change in our operation and/or the value of our ADSs. All the operational risks associated with being based in and having operations in mainland China also apply to operations in Hong Kong and Macau. With respect to the legal risks associated with being based in and having operations in mainland China, the laws, regulations and the discretion of mainland China governmental authorities discussed in this annual report are expected to apply to mainland China entities and businesses, rather than entities or businesses in Hong Kong and Macau which operate under different sets of laws from mainland China. However, the PRC government may intervene or influence our operations in Hong Kong and Macau at any time, which may have a material impact on our ability to conduct business in Hong Kong and Macau and could result in a material adverse change in our operation and/or the value of our ADSs.

Our business generates and processes a large amount of data, and we are required to comply with PRC and other applicable laws relating to privacy and cybersecurity. The improper use or disclosure of data could have a material and adverse effect on our business and prospects.

Division of Corporation Finance

Office of Energy & Transportation

Securities and Exchange Commission

February 7, 2023

…

In addition, regulatory authorities around the world have adopted or are considering a number of legislative and regulatory proposals concerning data protection. These legislative and regulatory proposals, if adopted, and the uncertain interpretations and applications thereof could, in addition to the possibility of fines, result in an order requiring that we change our data practices and policies, which could have an adverse effect on our businesses and results of operations. The European Union General Data Protection Regulation (“GDPR”), which came into effect on May 25, 2018, includes operational requirements for companies that receive or process personal data of residents of the European Economic Area. The GDPR establishes new requirements applicable to the processing of personal data, affords new data protection rights to individuals and imposes penalties for serious data breaches. Individuals also have a right to compensation under the GDPR for financial or non-financial losses. Although we do not conduct any business in the European Economic Area, in the event that residents of the European Economic Area access our website or our mobile platform and input protected information, we may become subject to provisions of the GDPR. In addition, to the extent we have accessed data in Hong Kong and Macau, we have been in compliance with relevant laws and regulations in Hong Kong and Macau regarding data security, such as the Personal Data (Privacy) Ordinance and the Unsolicited Electronic Messages Ordinance which impose protocols and obligations regarding the handling of personal data including that, among other things, (i) personal data shall be collected for a lawful purpose, necessary and not excessive, (ii) personal data shall be collected by means that are lawful and fair in the circumstances of the case, and (iii) the person from whom personal data is collected is informed of the purpose of collecting the data. We believe that the laws and regulations in Hong Kong and Macau regarding data security do not have a material impact on our business, as of the date of this annual report. However, if certain laws and regulations in Hong Kong or Macau were to result in oversight over data security that impacts our business in these regions, we may be required to incur additional cost to ensure our compliance to such laws and regulations, and any violation could result in a material adverse impact on our business, reputation and results of operations.

*    *    *

Division of Corporation Finance

Office of Energy & Transportation

Securities and Exchange Commission

February 7, 2023

If you have any additional questions or comments regarding the 2021 Form 20-F, please contact the undersigned at +86 25 8685 3969 or the Company’s U.S. counsel, Haiping Li of Skadden, Arps, Slate, Meagher & Flom LLP at +86 21 6193 8210 or haiping.li@skadden.com.

Very truly yours,

/s/ Anqiang Chen
Anqiang Chen
Financial Controller

cc:	Dunde Yu, Chief Executive Officer, Tuniu Corporation
Haiping Li, Esq., Partner, Skadden, Arps, Slate, Meagher & Flom LLP
Jack Li, Partner, PricewaterhouseCoopers Zhong Tian LLP